SUB-ITEM 77E:  LEGAL PROCEEDINGS
LEGAL PROCEEDINGS
Like many other mutual fund companies
 in September 2003 Federated Investors Inc the parent company of the Federated funds advisers and distributor collectively
Federated received detailed requests for
 information on shareholder trading
activities in the Federated funds
Funds from the SEC the New
 York State Attorney General and
the National Association of Securities
 Dealers.  Since that time Federated
has received additional inquiries
 from regulatory authorities on
these and related matters and
 more such inquiries may be received in the future.
As a result of these inquiries,
Federated and the Funds have
conducted an internal investigation
 of the matters raised which revealed
 instances in which a few investors
were granted exceptions to Federateds
internal procedures for limiting frequent t transactions and that one of these investors made an additional investment
 in another Federated fund. The investigation has also identified inadequate procedures which permitted a limited number of investors including several employees to engage in undetected frequent trading activities and or the placement and acceptance of orders to purchase shares of fluctuating net asset value funds after the funds closing times.
Federated has issued a series of press releases describing these matters in greater detail and emphasizing that it is committed to compensating the Funds for any detrimental impact these transactions may have had on them.
In that regard, on February 3, 2004, Federated and the independent directors of the Funds announced the establishment by Federated of a restoration fund that is intended to cover any such detrimental impact.
 The press releases and related communication s are available in the About Us section of Federateds website at FederatedInvestors.com, and any future press releases on this subject will also be posted there.
Shortly after Federateds first public announcement concerning the foregoing matters, and notwithstanding
 Federateds commitment to taking remedial actions
 Federated and various Funds were named as defendants in several class action lawsuits now pending in the United States District Court for the District of Maryland seeking damages of unspecified amounts. The lawsuits were purportedly filed on behalf of people who purchased owned and or redeemed shares of Federated sponsored mutual funds during specified periods beginning
November 1, 1998. The suits are generally similar in alleging that Federated engaged in illegal and improper trading practices including market timing and late trading in concert with certain
 institutional traders, which allegedly caused financial injury to the mutual fund shareholders.
Federated and various Funds have also been named as defendants in several additional lawsuits, the majority of which are now pending in the United States District Court
 for the Western District of Pennsylvania, alleging, among other things excessive advisory and Rule 12b1 fees and seeking damages of unspecified amounts.
The board of the Funds has retained the law
 firm of Dickstein Shapiro Morin and Oshinsky
LLP to represent the Funds in these lawsuits.
 Federated and the Funds and their respective counsel are reviewing the allegations and will respond appropriately.  Additional
lawsuits based upon similar allegations may
 be filed in the future. The potential impact of these recent lawsuits and future potential similar suits is uncertain. Although we do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits the ongoing adverse publicity and or other developments resulting from the regulatory investigations will not result in increased Fund redemptions reduced sales of Fund shares, or other adverse consequences for the Funds.







Current as of:  8/18/94